The Chubb Corporation

Annual Review 2008



The Chubb Corporation

About Chubb

In 1882, Thomas Caldecot Chubb and his son Percy opened a marine underwriting business in the seaport district of New York City. The Chubbs were adept at turning risk transfer into business success, often by helping policyholders prevent losses before they occurred. Chubb also established strong relationships with the insurance agents and brokers who placed their clients' business with Chubb underwriters.

"Never compromise integrity," a Chubb slogan, captures the spirit of our company. Each of our 10,400 employees in North America, South America, Europe, Asia and Australia works toward the goal of satisfying customers by bringing professional excellence and fairness to each transaction.

Today, Chubb stands among the largest property and casualty insurers in the world. The principles of financial strength, proficient underwriting, conservative investment and excellent service, executed by our market-leading employees, have been the mainstays of our organization for 126 years.

On the Cover

Sunrise at The Nature Conservancy's Blowing Rocks Preserve, Jupiter Island, Florida

Featured on our cover this year is The Nature Conservancy, a Chubb customer since 1982. Ray M. Culter, Vice President and Director of Business Operations for the Conservancy, is shown at Blowing Rocks Preserve in Jupiter Island, Florida, a barrier island sanctuary that shields a variety of natural habitats — including beach dune, coastal strand and mangrove wetlands. It is one of the many ecologically important sites in 33 countries protected by the Conservancy, a global conservation organization whose one million members are dedicated to the preservation of plants, animals and natural communities.

The Conservancy has relied on Chubb to understand the risks associated with its conservation activity and to help the organization develop loss mitigation programs that respond to those risks. "The Nature Conservancy is in the business of protecting the natural systems that sustain life on Earth," says Culter. "The Conservancy focuses on tangible, lasting, on-the-ground conservation results. Chubb has provided important risk management services to help our organization advance its charitable mission."

Note

Some of the statements in this review may be considered forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995 (PSLRA). These forward-looking statements are made pursuant to the safe harbor provisions of the PSLRA and include statements regarding the impact of the economic downturn on insurance exposures and our investment portfolio; our exposure to claims arising out of the crisis in financial markets; the impact of currency fluctuations; the property and casualty insurance market environment, rates, pricing and new business opportunities; and our ability to succeed in a variety of market conditions. Such statements speak only as of the date of the review and are not guarantees of future performance. Various risks and uncertainties may cause actual results to differ materially. These risks and uncertainties include those discussed in the filings we make with the Securities and Exchange Commission. We assume no obligation to update such forward-looking statements.

This review discusses operating income, which is a "non-GAAP financial measure" (as defined by the Securities and Exchange Commission). For additional information regarding this non-GAAP financial measure, please refer to the inside back cover of this review.

CEO Report



John D. Finnegan
Chairman, President and Chief Executive Officer

I am happy to report that Chubb effectively navigated the most turbulent global financial markets experienced since the Depression, achieving 2008 results that were the third-best in the corporation's history.

Net income was $1.8 billion or $4.92 per share, compared with $2.8 billion or $7.01 per share in 2007, which was our best year ever. Operating income, which we define as net income excluding realized investment gains and losses, was $2.0 billion or $5.58 per share in 2008, compared to $2.6 billion or $6.41 per share in 2007.

Despite the considerable challenges presented by the financial markets, we were able to achieve earnings of this magnitude because we


Net Income per Share
$2.23
$4.01
$4.47
$5.98
$7.01
$4.92
2003
2004
2005
2006
2007
2008

Chubb has always believed in the need to earn an underwriting profit rather than rely on returns on our investment portfolio to cover underwriting losses. Accordingly, we insure niche segments that we know, and if we cannot get the right price for the risk we have been asked to assume, we will not write the business.

adhered to a set of operating principles that have stood the test of time: underwrite with discipline, invest conservatively, maintain financial strength and motivate employees to perform at the highest possible level.

Underwriting Discipline

Chubb has always believed in the need to earn an underwriting profit rather than rely on returns on our investment portfolio to cover underwriting losses. Accordingly, we insure niche segments that we know, and if we cannot get the right price for the risk we have been asked to assume, we will not write the business. This discipline not only served us well in 2008, but also has allowed us to perform consistently well in the face of soft market realities. Over the past four years, intense competition and excess insurer capital have caused rates for many commercial and specialty lines to decline, resulting in lower premiums and shrinking margins as claim costs have continued to escalate. This was compounded in 2008 by the worldwide recessionary decline in economic activity, payrolls and property values, which put further downward pressure on both insurable exposures and rates, as competitors scrambled to retain their accounts and win a slice of the smaller pie of available new business.

Although 2008 underwriting income pre-tax decreased to $1.4 billion due to the cumulative effect of four years of declining rates and heavy catastrophe losses in 2008, it was the third-best underwriting profit in our history. Net written premiums in 2008 decreased only 1% to $11.8 billion. Our combined loss and expense ratio in 2008 was 88.7%, compared to 82.9% in 2007. Catastrophe losses, including those attributable to Hurricane Ike, accounted for 5.1 percentage points of the combined ratio in 2008. In 2007, catastrophe losses accounted for 3.0 points. Excluding the impact of catastrophes, the combined ratio was 83.6% in 2008 and 79.9% in 2007. We succeeded in keeping our expense ratio essentially flat: 30.2% in 2008 and 30.1% in 2007.

Moreover, each of Chubb's business units achieved a substantial underwriting profit. Chubb Personal Insurance (CPI) net written premiums grew 3% to $3.8 billion, and the combined ratio was 87.1%, including 5.4 percentage points of catastrophes. CPI includes insurance for homes,

Combined Loss & Expense Ratio
Percentage of premium dollars spent on claims and expenses



100%
98%
96%
94%
92%
90%
88%
86%
84%
82%
98.0%
92.3%
92.3%
84.2%
82.9%
88.7%
2003
2004
2005
2006
2007
2008

cars, yachts, jewelry, fine arts, antiques and excess personal liability, as well as group accident insurance.

Chubb Commercial Insurance (CCI) net written premiums declined 2% to $5.0 billion, and the combined ratio was 93.9%, including 8.1 percentage points of catastrophe losses. CCI includes commercial property, liability, marine and workers' compensation insurance.

Chubb Specialty Insurance (CSI) net written premiums declined 2% in 2008 to $2.9 billion, and the combined ratio was 83.3%. CSI includes such professional liability lines as directors & officers, errors & omissions, employment practices liability, fiduciary, fidelity and crime insurance, as well as surety lines.



John J. Degnan, Vice Chairman and Chief Operating Officer

Conservative Investment Portfolio

Net income for 2008 reflected net realized investment losses, including impairments, of $371 million before tax or $0.66 per share after-tax. In 2007, net income included net realized investment gains of $374 million before tax or $0.60 per share after-tax.

Given the unprecedented decline in asset values worldwide, the modest size of our 2008 investment losses relative to our $39 billion investment portfolio is a tribute to the successful execution of Chubb's conservative investment philosophy, which eschews excessive risk. Our investment portfolio has zero direct exposure to subprime mortgage-backed securities or derivative products such as collateralized debt obligations or collateralized loan obligations. The quest for higher investment income through investments in such securities resulted in very substantial losses for several other insurers as well as many commercial and investment banks.

Shareholders' Equity
(in billions)



$8.5
$10.1
$12.4
$13.9
$14.4
$13.4
2003
2004
2005
2006
2007
2008

Financial Strength

Chubb has always been differentiated by our unparalleled claim service, superior coverages and seamless global reach. Perhaps more than ever, we are also differentiated by our financial strength, which we will not jeopardize by engaging in risky strategies to reach for higher premium growth and investment returns. As a result of our balance sheet strength, prudent reserving policy, underwriting discipline and conservative

Chubb has always been differentiated by our unparalleled claim service, superior coverages and seamless global reach. Perhaps more than ever, we are also differentiated by our financial strength.

investment portfolio, we enjoy excellent ratings from all the major rating agencies. We are in the business of assuming risk, but we do so prudently. It was this conservative mindset that guided our fortunate decision in early 2003 to exit the credit default swap business. An insurance policy is a promise to pay, and we take our promises seriously — which is why we guard our financial strength so zealously.

We anticipate that some policyholders who are concerned about their insurance carrier's financial strength will switch to Chubb even if the price of being insured by a carrier with a solid balance sheet might be a higher rate. This should be particularly evident in the high-net-worth homeowners market as well as the credit-sensitive excess casualty, professional liability and commercial real estate markets. People want to know that their insurer will be around to pay their claim.

Quality Workforce

Chubb's people, already the best in the industry, are energized by our standout performance in 2008 and determined to propel us to new heights. In addition to completing a number of successful projects aimed at reducing costs, our people participated in an innovation initiative designed to generate new ideas for premium growth and service enhancements. The response from Chubb locations worldwide exceeded

Book Value and Market Value per Share



$60.00
$45.00
$30.00
$15.00
$51.00
Market Value per Share
$38.13
Book Value per Share
$26.10
$19.93
2002
2003
2004
2005
2006
2007
2008
December 31

all expectations. Nearly 4,000 of our 10,400 employees logged on to the special website created for this program, with nearly 1,500 submitting or collaborating on more than 600 ideas for new products, distribution or sales methods, services and customer segments. We are currently implementing the best ideas, and we are planning future idea-generating events to help improve all aspects of our operations.

Chubb continues to benefit from a consistently strong bench of in-house talent that is complemented by our ability to recruit the best talent from outside the company. This was demonstrated during 2008, when we had some changes in our senior management team. Tom Motamed, our Chief Operating Officer, left Chubb to become CEO of another insurer. He was succeeded as COO by Vice Chairman John Degnan. At the same time, we promoted three seasoned Chubb Executive Vice Presidents: Paul Krump, Chief Underwriting Officer; Harold Morrison, Chief Global Field Officer; and Dino Robusto, Chief Administrative Officer. At the end of 2008, Mike O'Reilly, our Chief Financial Officer, retired after a distinguished 39-year career at Chubb. He was succeeded by Ricky Spiro, a veteran investment banker who headed the insurance practice at leading Wall Street firms.



Michael O'Reilly, Vice Chairman and Chief Financial Officer, retired at the end of 2008 after a distinguished 39-year career at Chubb.

Total Return


$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
2002
2003
2004
2005
2006
2007
2008
December 31
Chubb
$22,364
S&P 500
$11,521
S&P P&C
$11,115

Value of $10,000 invested on December 31, 2002 in Chubb common stock, S&P 500 Index and S&P Property & Casualty Index, including share price appreciation and reinvested dividends. Past results are no guarantee of future returns.

Chubb Executive Vice Presidents are pictured below (from left): Paul J. Krump, Chief Underwriting Officer; Dino E. Robusto, Chief Administrative Officer; Harold L. Morrison, Jr., Chief Global Field Officer; Richard G. Spiro, Chief Financial Officer; Marjorie D. Raines, Co-Chief Investment Officer; Ned I. Gerstman, Co-Chief Investment Officer; Robert C. Cox, Chief Operating Officer, Chubb Specialty Insurance; Janice M. Tomlinson, International Field Operations Manager; Andrew A. McElwee, Jr., Chief Operating Officer, Chubb Personal Insurance; Maureen A. Brundage, General Counsel; Sunita Holzer, Worldwide Human Resources Officer; James P. Knight, Global Chief Information Officer.

Outperforming the Market

We are grateful that our shareholders were spared the severe decline in market values that befell so much of our industry and the overall stock market. We are never happy to report negative shareholder returns, and Chubb's total shareholder return for the year, including stock price fluctuation and reinvested dividends, was a negative 4%. However, in 2008 we far outperformed the Standard & Poor's Property & Casualty Insurance Index, which returned a negative 29%, and the S&P 500 Index, which was down a staggering 37%.



Outlook for 2009

In 2008 we far outperformed the Standard & Poor's Property & Casualty Insurance Index and the S&P 500 Index.

Since the beginning of 2009, the recession has deepened, and this will adversely affect insurable exposures. The market values of virtually all asset classes have continued their decline, and this will put pressure on our investments. Moreover, the strengthening of the U.S. dollar will have the effect of reducing net written premium growth, since more than 20% of our premiums are written outside the U.S.

With respect to claims from the current crisis in financial markets, we are reserving prudently for our own anticipated losses from such



Our capital position, strong credit ratings, reputation for claim service and focus on niche markets should enable us to leverage our demonstrated underwriting talent to generate solid returns even in an uncertain market.

claims, which we expect will be mitigated by our underwriting initiatives in recent years, including the move to reduce limits and to decrease our exposure to large financial institutions and mortgage brokers.

A number of other developments give us good cause for optimism:

- We have begun to see a flow of new business opportunities arising from the weakened financial condition of some of our competitors.
- The industry's shrunken capital from investment losses should be a catalyst for rate improvements.
- Heavy catastrophe losses in 2008 should push up prices for both commercial and residential property coverage in catastrophe-prone areas.
- The industry's losses from claims related to the crisis in the financial markets have already driven up rates for professional liability insurance and should spread to other lines as well.
- The smaller rate declines that we saw in the fourth quarter of 2008 might be an indication that the soft market is ending.

Although the extent to which these trends will impact earnings in the near term is uncertain, we are confident that our people's expertise, guided by our core values, will enable us to succeed in a variety of economic conditions. Our capital position, strong credit ratings, reputation for claim service and focus on niche markets should enable us to leverage our demonstrated underwriting talent to generate solid returns even in an uncertain market.

I would like to thank all of our employees for a job well done in 2008 and extend my thanks as well to our customers, agents, brokers and shareholders for your encouragement and support.

John D. Finnegan
Chairman, President and Chief Executive Officer
February 26, 2009

Seamless Global Service



UNITED STATES

Worldwide Headquarters: Warren, NJ

Eastern Territory

Atlanta Region
- Atlanta, GA
- Nashville, TN

Boston Region
- Boston, MA
- New Haven, CT
- Portsmouth, NH
- Simsbury, CT

New Jersey Region
- NJ Retail
- New York, NY
- Whitehouse Station, NJ

Philadelphia Region
- Harrisburg, PA
- Philadelphia, PA
- Pittsburgh, PA

Tampa Region
- Birmingham, AL
- Jackson, MS
- Maitland, FL
- Sunrise, FL
- Tampa, FL

Washington, DC Region
- Baltimore, MD
- Charlotte, NC
- Chesapeake, VA
- Columbia, SC
- Raleigh, NC
- Richmond, VA
- Washington, DC

Westchester Region
- Albany, NY
- Long Island, NY
- Rochester, NY
- Westchester, NY

Western Territory

Chicago Region
- Chicago, IL
- Grand Rapids, MI
- Itasca, IL
- Milwaukee, WI
- Troy, MI

Cincinnati Region
- Cincinnati, OH
- Cleveland, OH
- Columbus, OH
- Indianapolis, IN
- Louisville, KY

Dallas Region
- Austin, TX
- Dallas, TX
- Houston, TX
- Tulsa, OK

Denver Region
- Denver, CO
- Phoenix, AZ
- Portland, OR
- Seattle, WA

Los Angeles Region
- Los Angeles, CA
- Newport Beach, CA
- Pleasanton, CA
- San Diego, CA
- San Francisco, CA

Minneapolis Region
- Des Moines, IA
- Kansas City, MO
- Minneapolis, MN
- St. Louis, MO

CANADA
- Calgary, AB
- Montréal, QC
- Toronto, ON
- Vancouver, BC

BERMUDA
- Hamilton

LATIN AMERICA

Argentina
- Buenos Aires

Brazil
- Belo Horizonte
- Brasilia
- Curitiba
- Porto Alegre
- Rio de Janeiro
- São Paulo

Chile
- Santiago

Colombia
- Barranquilla
- Bogotá
- Cali
- Medellín

México
- Guadalajara
- México City
- Monterrey

EUROPE

Austria
- Vienna

Belgium
- Brussels

Denmark
- Copenhagen

France
- Bordeaux
- Lille
- Lyon
- Paris

Germany
- Düsseldorf
- Hamburg
- Munich

Ireland
- Dublin

Italy
- Milan

Netherlands
- Amsterdam

Spain
- Barcelona
- Madrid

Sweden
- Stockholm

Switzerland
- Zurich

United Kingdom
- Belfast
- Birmingham
- Glasgow
- Leeds
- London
- Manchester
- Reading

ASIA/PACIFIC

Australia
- Brisbane
- Melbourne
- Perth
- Sydney

China
- Beijing
- Hong Kong
- Shanghai

Japan
- Tokyo

Korea
- Seoul

Singapore

Taiwan
- Taipei

Thailand
- Bangkok

The Chubb Corporation

Officers

Chairman, President and Chief Executive Officer
John D. Finnegan

Lead Director
Joel J. Cohen

Vice Chairman and Chief Operating Officer
John J. Degnan

Executive Vice President
Ned I. Gerstman

Executive Vice President and Chief Financial Officer
Richard G. Spiro

Executive Vice President and General Counsel
Maureen A. Brundage

Senior Vice Presidents
Daniel J. Conway
Frederick W. Gaertner
Paul R. Geyer
Mark E. Greenberg
Andrew A. McElwee, Jr.
Glenn A. Montgomery
Steven M. Versaggi
Robert M. Witkoff

Senior Vice President and Chief Accounting Officer
John J. Kennedy

Vice Presidents
Stephen A. Fuller
Thomas J. Ganter
Marc R. Hachey
Sunita Holzer
Marylu Korkuch
Thomas J. Swartz, III
Thomas J. Walsh, Jr.

Vice President, Corporate Counsel and Secretary
W. Andrew Macan

Vice President and Treasurer
Douglas A. Nordstrom

Chubb & Son, a division of Federal Insurance Company

Officers

Chairman and Chief Executive Officer
John D. Finnegan

President and Chief Operating Officer
John J. Degnan

Executive Vice President and Chief Underwriting Officer
Paul J. Krump

Executive Vice President and Chief Global Field Officer
Harold L. Morrison, Jr.

Executive Vice President and Chief Administrative Officer
Dino E. Robusto

Executive Vice Presidents
Robert C. Cox
Sunita Holzer
James P. Knight
Andrew A. McElwee, Jr.
Richard G. Spiro
Janice M. Tomlinson

Executive Vice President and General Counsel
Maureen A. Brundage

Administrative Committee
W. Brian Barnes
Maureen A. Brundage
Richard A. Ciullo
Robert C. Cox
John J. Degnan
John D. Finnegan
Mark E. Greenberg
Sunita Holzer
John J. Kennedy
James P. Knight
Paul J. Krump
Andrew A. McElwee, Jr.
Harold L. Morrison
Dino E. Robusto
Richard G. Spiro
Janice M. Tomlinson

Senior Vice Presidents
Derek Adams
James E. Altman
Joel D. Aronchick
William D. Arrighi
Gregory P. Barabas
Donald E. Barb
John A. Barrett
Mark L. Berthiaume
Jon C. Bidwell
Peter G. Boccher
Julia T. Boland
James P. Bronner
Timothy D. Buckley
Gerard M. Butler
John F. Casella
Michael J. Casella
Michael A. Chang
Richard A. Ciullo
Gardner R. Cunningham, Jr.
Robert F. Dadd
David S. Dalton
James A. Darling
Gary R. Delong
Kathleen M. Dubia
Mark D. Dugle
Alexis R. Durcan, Jr.
Mary M. Elliott
Timothy T. Ellis
Kathleen S. Ellis
Michele N. Fincher
Philip W. Fiscus
Thomas V. Fitzpatrick
Philip G. Folz
Paul W. Franklin
Anthony S. Galban
Thomas J. Ganter
James E. Gardner
John C. Gibson, Jr.
Christopher J. Giles
Baxter W. Graham
Jeffrey S. Grange
Rick A. Gray
Mark E. Greenberg
Donna M. Griffin
Charles S. Gunter
Marc R. Hachey
James R. Hamilton
Lorraine C. Heinen
Steven D. Hernandez
Jeffrey Hoffman
Kevin G. Hogan
Kim D. Hogrefe
Patricia A. Hurley
Gerald A. Ippolito
Mark S. James
Hope Jarvis
Doris M. Johnson
Bettina F. Kelly
John J. Kennedy
Caroline King
Mark P. Korsgaard
Eric T. Krantz
Ulli Krell
Andrew N. LaGravenese
James V. Lalor
Kathleen S. Langner
Paul A. Larson
Kevin J. Leidwinger
Paul L. Lewis
Robert A. Lippert
Beverly J. Luehs
Amelia C. Lynch
Michael J. Maloney
Michael L. Marinaro
Kathleen P. Marvel
David P. Mc Keon
Michelle D. Middleton
Robert P. Midwood
Jeffrey J. Miller
John J. Mizzi
Ellen J. Moore
Frank Morelli
Dee A. Nunley
Frances D. O'Brien
Moses I. Ojeisekhoba
Kelly P. O'Leary
Michael W. O'Malley
Michael D. Oppe
Rolando A. Orama
Daniel A. Pacicco
Nancy D. Pate-Nelson
Jane M. Peterson
Gary C. Petrosino
Steven R. Pozzi
Edward J. Radzinski
Barbara Ring
Christoph C. Ritterson
Eric M. Rivera
James C. Romanelli
Evan J. Rosenberg
Judith A. Sammarco
Eric D. Schall
Timothy M. Shannahan
Richard I. Simon
Michael A. Slor
Kevin G. Smith
Gail W. Soja
Richard P. Soja
Jody E. Specht
Edward G. Spell
Scott R. Spencer
Kurt R. Stemmler
Kenneth J. Stephens
John M. Swords
Timothy J. Szerlong
Joel M. Tealer
Clifton E. Thomas
Bruce W. Thorne
Kathleen M. Tierney
Joel S. Townsend
Gary Trust
Peter J. Tucker
William P. Tully
William C. Turnbull, Jr.
Michele E. Twyman
Jeffrey A. Updyke
Susan M. Vella
Peter H. Vogt, II
Charles J. Walkonis
Susan C. Waltermire
Carole J. Weber
James L. West
Jeremy N.R. Winter

Senior Vice President and Chief Actuary
W. Brian Barnes

Senior Vice Presidents and Actuaries
Peter V. Burchett
Linda M. Groh
Robert J. Hopper
Adrienne B. Kane
Michael F. McManus
Keith R. Spalding

Senior Vice President and Deputy General Counsel
Judith A. Heim

Senior Vice Presidents and Associate General Counsels
Matthew Campbell
Kirk J. Raslowsky
Linda F. Walker

Senior Vice President and Coverage Counsel
Louis Nagy

Senior Vice President and Treasurer
Douglas A. Nordstrom

Vice Presidents
James R. Abercrombie
Jill A. Abere
William M. Adams
Michael K. Adkins
Elizabeth A. Aguinaga
James D. Albertson
Brenda I. Albiar
Nicky J. Alexander
George N. Allport
Angela W. Alper
Mary S. Aquino
Michael Arcuri
Ronald J. Arigo
Brendan Arnott
Dorothy M. Badger
Sybil O. Baffoe
Kirk O. Bailey
Gregory W. Bangs
Achiles I. Barbatsoulis
David A. Barclay
Frances M. Barfoot
Cynthia L. Barkman
Richard W. Barnett
William E. Barr, Jr.
David Bauman
Arthur J. Beaver
William R. Bell, III
Donna A. Belvedere
R. Kerry Besnia
David H. Bissell
Stanley V. Bloom
Julie Bond
Odette M. Bonvouloir
Daniel J. Bosold
Dennis L. Bostedo, Jr.
Jeffrey M. Brown
Jeff H. Brundrett
John E. Bryer, III
John A. Burkhart, III
James D. Butchart
Sabine B. Cain
Walter K. Cain
Ronald Calavano
Alan M. Carlson
James M. Carson
John C. Cavanaugh
Lyria Charles
Barnes L. Chatelain
Kenneth Chung
Thomas C. Clansen
Laura B. Clark
Frank L. Claybrooks
Arthur W. Cohen
Richard N. Consoli
Brian B. Cottone
Monika H. Cox
Edwin E. Creter
Raymond L. Crisci, Jr.
William S. Crowley
Timothy E. Dadik
Christine A. Dart
Michael D. Daugherty
Mark W. Davis
Janet Decostro
David S. Deets
Carol A. DeFrance
Judith A. Delarosa
Joseph F. Delucco
Phillip C. Demmel
Susan DeVries Amelang
Joanne C. Diamond
Debra A. Diken
James S. Dobson
Catherine A. Donahue
Brian J. Douglas
Wendy J. Dowd
Alfred C. Drowne
Keith M. Dunford
Leslie L. Edsall
Richard J. Edsall
Patricia J. Eggleston
Timothy G. Ehrhart
James P. Ekdahl
Robert C. Ellis, Jr.
Victoria S. Esposito
Heather S. Evans
Craig M. Farina
Timothy J. Farr
Thomas J. Fazio
Michael Feighan
Drew A. Feldman
Amy L. Feller
Karen E. Feuerherm
Jeffrey B. Fischer
James A. Fiske
Brian J. Flynn
Peter A. Flynn
Jill A. Francis
John B. Fuoss
Frederick W. Gaertner
Eileen L. Gallagher
Trevor S. Gandy
Donald M. Garvey, Jr.
Mark D. Gatliff
Irene T. Gaughan
Patrick Gerrity
Ned I. Gerstman
Ralph Giordano
Karen R. Gladden
Christine Gomes
Eugene B. Goodridge
Frank F. Goudsmit
Perry S. Granof
Craig M. Grant
Kevin J. Guinan
Patricia L. Hall
Nancy Halpin-Birkner
Robert A. Hamburger
Noel P. Hannon
Richard W. Haran
Patricia F. Harris
Peter J. Harrison
William R. Harrison
Gary L. Heard
Michael W. Heembrock
Lynne J. Heidelbach
Randolph L. Hein
Raymond Hendrickson
Richard D. Hesselman
Frederick P. Hessenthaler
Steven M. Hill
Debra Ann Hochron
Pamela D. Hoffman
Edward I. Howard
Thomas B. Howland
Joaquin O. Hoyos
Anthony Iovine
Robert A. Iskols
Michael E. Jackson
Steven Jakubowski
John M. Jeffrey
Colleen A. Jennings
Bradley M. John
Latrell Johnson
Kenneth C. Jones
Lisa M. Jones
John J. Juarez, Jr.
John P. Kaas
Celine E. Kacmarek
Arvind Kapoor
Dennis C. Kearns
James R. Kebbekus
Robert G. Kelly
Timothy J. Kelly
Amy F. Kendall
Thomas R. Kerr
Elsbeth Kirkpatrick
Jeffrey Kneeshaw
Cille Koch
Joseph M. Korkuch
Dieter W. Korte
Kathleen W. Koufacos
Joseph E. Kozlowski
Edgar Kroeze
Ralph La Canna
Anne La Fontaine
Barbara J. Langione
Terri L. Lathan
Mary M. Leahy
James W. Lenz
Kelly Lewis
Frederick W. Lobdell
Mark A. Locke
Donna M. Lombardi
Matthew E. Lubin
Richard P. Luongo
John W. Luthringer
Robert Lynch
David E. Mack
Michael G. Mangini
Leona E. Mantie
Keith D. Marks
John C. Marques
Patricia S. Martz
Brian Mates
Eileen G. Mathews
Richard D. Mauk
Anthony McCuller
Elizabeth McDaid
Sandra K. Mc Daniel
Preston McGowan
Penny L. McGuire
Monique L. McKeon
Michelle McLaughlin
Edward J. McLoughlin, Jr.
Neil W. McPherson
Robert Meola
Allison W. Meta
Scott D. Meyers
Ann M. Minzner Conley
Joseph D. Miskell
Andrea M. Mollica
Gregory E. Monroe
Terry D. Montgomery
Michael K. Mooney
Paul N. Morrissette
Richard P. Munson
Patrick P. Murphy
Gerald Myers
Jeffery A. Neighbors
Ruth T. Nelson
Jennifer K. Newsom
Catherine J. Nikoden
Daniel Nocera
David B. Norris, Jr.
Nancy A. O'Donnell
Stephen S. Oh
Thomas P. Olson
John A. O'Mara
John S. Osaben
Mark C. Paccione
Catherine M. Padalino
Peter Palermo
Michael Palumbo
Christopher Parker
Mary Parzych
Louise T. Patregnani
Jonathan L. Pensa
Joanna B. Perron
Audrey L. Petersen
Jeffrey Peterson
Irene D. Petillo
Michael S. Phillips

Chubb & Son, a division of Federal Insurance Company (continued)

Officers

Mary Beth Pittinger
Kristen E. Poplar
Robert J. Price
Ramona D. Pringle
Scott F. Pringle
Jennifer L. Proce
James H. Proferes
William J. Puleo
David L. Pych
Marlin J. Quick
Robert S. Rafferty
Richard D. Reed
Richard P. Reed
Robert Reedy
Walead A. Refai
Michael K. Reicher, II
James L. Rhyner
Merrily Riesebeck
Gary V. Rispoli
Nicholas Rizzi
Mark J. Robinson

Anne Rocco
Edward F. Rochford
Thomas J. Roessel
Jorge A. Rosas
June A. Rose
Victoria S. Rossetti
Jeffrey W. Ryan
Ruth M. Ryan
Carolyn M. Salapa
Barbara N. Sandelands
Franklin D. Sanders, Jr.
Melissa P. Scheffler
Robert F. Schmid
Michael A. Schraer
Robert D. Schuck
Russell J. Schuren
Mark L. Schussel
Roma K. Seudat
Mary T. Sheridan
Leigh A. Sherman
Kristine A. Shields

Anthony W. Shine
Donald L. Siegrist, Jr.
Jason Skrant
Patricia S. Smith
Scott E. Smith
T. Clarke Smith, III
Richard E. Soleau
Veronica Somarriba
Victor J. Sordillo
Christine M. Staron
Lloyd J. Stoik
Beth A. Strapp
Dorit D. Straus
Jacquelyn C. Strobel
Robert D. Stroup
Patrick F. Sullivan
Scott B. Teller
James S. Thieringer
Jonathan Thomas
Charles E. Thompson

Eric W. Thompson
Peter J. Thompson
John J. Tomaine
Dionysia G. Toregas
Richard E. Towle
J. Tracy Tucker
Roy C. Tyson, III
Richard L. Ughetta
Paula C. Umreiko
J. Scott Usilton
Louise E. Vallee
Louise Van Dyck
Nivaldo Venturini
Bennett C. Verniero
Tracey A. Vispoli
John T. Volanski
Kevin M. Waldron
Christine Wartella
Walter B. Washington
Maureen B. Waterbury

Ryan L. Watson
Gregory Wells
Janece E. White
David B. Williams
Grenes Eugene Williams
Michael A. Williams
Owen E. Williams
Suzanne L. Witt
Barbara A. Wittick
Bert Wolff, Jr.
Archyne S. Woodard
Gary C. Woodring
Steven Yacik
Jeffrey B. Yao
Regina York
Jack S. Zacharias
Stephen J. Zappas
Cynthia Zegel
Yelena Zeltser
Dominick Zenzola

Vice President and Secretary
W. Andrew Macan

Vice Presidents and Actuaries
Jason R. Abrams
Joseph E. Freedman
Scott E. Henck
Hye-Sook Kang
Kevin A. Kesby
Shu C. Lin
Kraig P. Peterson

Vice Presidents and Associate Counsels
Gail Arkin
James W. Gunson
James Sharkey
Wendy Taylor
Robert F. Tuohy

Federal Insurance Company

Officers

Chairman, President, Chief Executive Officer and Chief Operating Officer
John J. Degnan

Senior Vice President and Chief Underwriting Officer
Paul J. Krump

Senior Vice President and Chief Global Field Officer
Harold L. Morrison, Jr.

Senior Vice President and Chief Financial Officer
Richard G. Spiro

Senior Vice President and Chief Administrative Officer
Dino E. Robusto

Senior Vice President and General Counsel
Maureen A. Brundage

Senior Vice Presidents
Brendon R. Allan
Stephen Blasina
Stanley V. Bloom
Paul Chapman
Michael Collins
Ian Cook
Andre Dallaire
Christopher J. Giles
Christopher Hamilton
Mark T. Lingafelter
Frederick W. Lobdell
Kevin O'Shiel
Gary C. Petrosino
Doreen Yip

Vice Presidents
James E. Altman
Paul Baldacchino
Kemsley Brennan
Roger C.P. Brookhouse
Michael J. Casella
Amy Chai
Stephen Ming Sum Chan
Bay Hon Chin
Richard A. Ciullo
William C. Clarkson
Ann Maree Cook
Stephen De Gruchy
Mario Delrosso
Gregory D. Dodds
Jonathan Doherty
Matthew T. Doquile
Frederick W. Gaertner
Shasi Gangadharan
Thomas J. Ganter
Ned I. Gerstman
Paul R. Geyer
Andrew R. Gourley
Baxter W. Graham
Rick A. Gray
Jason Howard
George X.Z. Huang
Karen A. Humphreys
John J. Kennedy
Mah Swee Keong
James E. Kerns
Helen Koustas
Christopher R. Lees
Irene Liang
Amelia C. Lynch
Dermot McComiskey
David P. Mc Keon
Glenn A. Montgomery
David B. Norris, Jr.
Rolando A. Orama
Steven J. Ord
Emma Osborne
Matthew Pasterfield
Jorge A. Rosas
Francis Row
Andrew Russell
Leo A. Schmidt
John X. Stabelos
Kevin M. Stevens
Leo Takagi
Jik C. Tay
Janice M. Tomlinson
Steven M. Versaggi
Kyle Williams
Robert M. Witkoff
Esther Wong
Kiyoshi Yamamoto

Vice President and Actuary
W. Brian Barnes

Vice President and Secretary
W. Andrew Macan

Vice President and Treasurer
Douglas A. Nordstrom

Chubb Insurance Company of Canada

Officers

Chairman
Janice M. Tomlinson

President and Chief Executive Officer
Ellen J. Moore

Senior Vice President, General Counsel and Secretary
John F. Cairns

Senior Vice Presidents
Jean Bertrand
Nicole Brouillard
Giovanni Damiano
Patricia Ewen
Paul N. Morrissette
Andrew Steen
Susan Watts
David B. Williams

Vice Presidents
Barry Blackburn
LeeAnn Boyd
Dale Chow
Paul Johnstone
Gale Lewis
Mary Maloney
Jeffrey Marit
Christina McAvella
Robert Murray
Michel Rousseau
Zorica Todorovic

Vice President and Chief Financial Officer
Grant McEwen

Vice President and Actuary
Philip Jeffery

Chubb Insurance Company of Europe SE

Officers

President and Chief Executive Officer
Christopher J. Giles

Senior Vice Presidents
Paul Chapman
Gardner R. Cunningham, Jr.
Thierry Daucourt
Johannes Etten
Carolyn Hamilton
Andrew McKee
Carlos Merino
Moses I. Ojeisekhoba
Jalil Rehman
Fred Shurbaji
Bernardus Van Der Vossen
Paul R. Van Pelt

Senior Vice President and Chief Financial Officer
Kevin O'Shiel

Senior Vice President and Actuary
Colin Crouch

Vice President, General Counsel and Secretary
Ranald T. I. Munro

Vice Presidents
David Adams
Jan Auerbach
Ron Bakker
Hubert Belanger
Thierry Bourguignon
Bernhard Budde
Robert Cage
David Casement
Fiona Cox
Bijan Daftari
Guillaume Deal
Mark Edmondson
Richard Eveleigh
Joaquin Fraguela
Andrew Francis
David Gibbs
Marta Gomez-Llorente
Brian Hardwick
Simon Hayter
Isabelle Hilaire
Monique Kooijman
Richard Lambert
Neil Lee-Amies
Philippe Leostic
Andreas Luberichs
Jeremy Miles
Simon Mobey
Miguel Molina
Tom Newark
Rene Nieuwland
Stuart Payne
Bjorn Petersen
Hugh Pollington
Jonathan Poole
Feliciano Ruiz
Vittorio Scala
Henrik Schwiening
Covington Shackleford
Alan Sheil
Chris Tait
Michael Thyssen
Lynn Twinn
Monique Van Der Linden
Sophie Van T'il Leedham
Brian Vosloh
Bernd Wiemann
Nigel Williams

The Chubb Corporation

Directors



Zoë Baird
President
The Markle Foundation



John D. Finnegan
Chairman, President and Chief Executive Officer
The Chubb Corporation



Daniel E. Somers
Retired Vice Chairman
Blaylock and Partners LP



Sheila P. Burke
Research Faculty
J.F. Kennedy School of Government,
Harvard University



Dr. Klaus J. Mangold
Former Member of the Board
Daimler AG



Karen Hastie Williams
Retired Partner
Crowell & Moring LLP



James I. Cash, Ph.D.
Professor Emeritus
Harvard Business School



Martin G. McGuinn
Retired Chairman and Chief Executive Officer
Mellon Financial Corp.



James M. Zimmerman
Retired Chairman and Chief Executive Officer
Federated Dept. Stores, Inc.



Joel J. Cohen
Lead Director
The Chubb Corporation
Chairman and Co-Chief Executive Officer
Sagent Advisors Inc.



Lawrence M. Small
Former Secretary
Smithsonian Institution



Alfred W. Zollar
General Manager
Tivoli Software
IBM Corporation



Jess Søderberg
Retired Partner and Group CEO
A.P. Moller-Maersk

Committees of the Board

Audit Committee
- Daniel E. Somers (Chair)
- Zoë Baird
- Joel J. Cohen
- Martin G. McGuinn
- Alfred W. Zollar

Organization & Compensation Committee
- Martin G. McGuinn (Chair)
- Sheila P. Burke
- Daniel E. Somers
- Karen Hastie Williams
- James M. Zimmerman
- Alfred W. Zollar

Executive Committee
- John D. Finnegan (Chair)
- James I. Cash, Ph.D.
- Joel J. Cohen
- Martin G. McGuinn
- Daniel E. Somers

Finance Committee
- John D. Finnegan (Chair)
- Sheila P. Burke
- Dr. Klaus J. Mangold
- Jess Søderberg

Corporate Governance & Nominating Committee
- James I. Cash, Ph.D. (Chair)
- Zoë Baird
- Joel J. Cohen
- Lawrence M. Small
- Karen Hastie Williams

The Chubb Corporation

15 Mountain View Road
P.O. Box 1615
Warren, NJ 07061-1615
Telephone (908) 903-2000
www.chubb.com

Stock Listing

The common stock of the Corporation is traded on the New York Stock Exchange under the symbol CB.

Dividend Agent, Transfer Agent and Registrar

BNY Mellon
Shareholder Services
480 Washington Boulevard
Jersey City, NJ 07310
Telephone (877) 251-3569
www.bnymellon.com

SEC and NYSE Certifications

Chubb has included as exhibits to its Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission certificates of its Chief Executive Officer and Chief Financial Officer certifying the quality of Chubb's internal controls over financial reporting and disclosure controls. Chubb has submitted to the New York Stock Exchange (NYSE) a certificate of its Chief Executive Officer certifying that he is not aware of any violation by Chubb of the NYSE's corporate governance listing standards.

Explanation of Non-GAAP Financial Measure

Operating income, a non-GAAP financial measure, is net income excluding after-tax realized investment gains and losses. Management uses operating income, among other measures, to evaluate its performance because the realization of investment gains and losses in any given period is largely discretionary as to timing and can fluctuate significantly, which could distort the analysis of trends.

Photography: Peter Vidor



The Chubb Corporation
15 Mountain View Road, P.O. Box 1615
Warren, New Jersey 07061-1615
Telephone (908) 903-2000
www.chubb.com